BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1: Reporting Issuer:

DRC Resources Corporation.

595 Howe Street, Suite #601

Vancouver, B.C.  V6C 2T5

Phone: (604) 687-1629 - Fax (604) 687-2845

Email address: drcresources@uniserve.com

Item 2: Date of Material Change:

May 2, 2005

Item 3: Press Release:  Dated May 2, 2005 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:  DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to announce the appointment of Paul Martin as Chief Financial Officer and Vice President, Finance.  Paul will assume this role on or before May 19, 2005

Item 5: Full Description of Material Change:  DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to announce the appointment of Paul Martin as Chief Financial Officer and Vice President, Finance.  Paul will assume this role on or before May 19, 2005

In making this announcement, President and Chief Executive Officer Chris Bradbrook, stated, “We are very pleased and excited to have Paul join our growing team at DRC Resources.  His expertise and abilities will be extremely valuable assets to the Company.  In particular, his demonstrated knowledge of, and abilities in, the negotiation of project finance facilities for mining companies will be very important to DRC as we move towards our goal of developing the Afton Copper-Gold Project into a mine.  We are systematically executing a strategy of adding the skills required at the management, project and board levels, to build DRC Resources Corp. into an operating mining company.  Our ability to attract management of Paul’s caliber is, we believe, an endorsement of the potential of the Afton Project.”

Paul has more than 20 years of finance experience, including 15 years in the mining industry.  He began his career as a Chartered Accountant, and since then has held progressively more senior finance positions with both precious metals and base metals mining and development companies.  Most recently he was Chief Financial Officer for Gabriel Resources Ltd., prior to which he held the position of Vice President, Corporate Finance for TVX Gold Inc.

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C., Canada.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold (Advanced Scoping Study, February 2004, Behre Dolbear and Company Ltd.).  At current metal prices this mineralized zone has an in-situ value in excess of US$3 Billion.  The Company is currently completing a US$14.5 million feasibility study on the project to determine the potential economics and capital requirements of developing the project into a bulk mining underground operation.  The 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., suggested that the project has very attractive economics at metal prices as low as US$0.85 per lb copper, and US$375 per ounce gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced stage exploration project in South Central B.C.

DRC is in excellent financial condition with cash of US$20 million (at 31/12/04) and no debt.  The company has only 14.3 million shares outstanding and 16.2 million shares fully diluted.

Item 6:  Reliance on section 85 (2) of the Act:  Filed on a confidential basis: Not Applicable.

Item 7:  Omitted Information:  Not Applicable

Item 8:  Senior Officer:

Christopher J. Bradbrook,  604-687-1629

Item 9:  Statement of Senior Officer:  "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 2nd day of May, 2005

“signed”

Christopher J. Bradbrook, President